UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 3)

INCOME OPPORTUNITY REALTY INVESTORS, INC.

(Name of the Issuer)

TRANSCONTINENTAL REALTY INVESTORS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

452926108

(CUSIP Number of Securities)

Erik L. Johnson, President and Chief Executive Officer

Transcontinental Realty Investors, Inc.

1603 LBJ Freeway, Suite 800

Dallas, Texas 75234

Telephone: (469) 522-4200

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With copies to:

Steven C. Metzger, Esq.

Metzger Law PLLC

4709 W. Lovers Lane, Suite 200

Dallas, Texas 75209-3178

Telephone: 214-740-5030

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THEIR TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Amendment No. 3 to this Schedule 13E-3 (this “Amendment”) amends portions of an original Schedule 13E-3 filed December 27, 2024, as amended by Amendment Nos. 1 and 2 thereto, by Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI” or “Offeror”) with respect to TCI’s offer to purchase up to 100,000 shares of the outstanding shares of Common Stock, par value $0.01 per Share (“each a “Share” and collectively the “Shares”) of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOR”) at a purchase price of $18 per share, net to the seller in cash, without interest (the “Offer Price”) and less any taxes required to be held upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of TCI to reflect and to correct errors and add supplemental information following the conclusion of the Offer. Pursuant to General Instruction J to Schedule 13E-3, the information previously disclosed in the original Schedule 13E-3 and Amendments No. 1 and 2 thereto (the “Amended Schedule 13E-3)” is incorporated by reference to this Amendment. Except as otherwise set forth in this Amendment, the information set forth in the Amended Schedule 13E-3 as amended by this Amendment, remains unchanged and is incorporated herein by reference. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

ITEMS 1 THROUGH 15.

The Offer to Purchase and Items 1 through 15 of the Amended Schedule 13E-3, to the extent such items incorporate by reference the information contained in the Offer to Purchase are hereby further amended and supplemented by the paragraphs set forth below.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

In addition to the information set forth under this Item 11 in the Amended Schedule 13E-3, the following information is provided:

At the conclusion of the Offer on January 29, 2025, TCI waived all conditions and purchased all 121,128 Shares of IOR Common Stock tendered in the Offer at $18 net to the sellers in cash (a total of $380,304) which increased TCI’s ownership by approximately 0.5196% of the IOR Common Stock outstanding. After giving effect to such acquisition, TCI owns 3,401,698 Shares which constitutes approximately 83.68% of the 4,066,178 Shares of IOR Common Stock outstanding at January 29, 2025.

ITEM 16  EXHIBITS.

The following exhibits are filed herewith or incorporated by reference as indicated:

Exhibit

Designation

Document Description

107

Calculation of Filing Fee (incorporated by reference to Exhibit 107 to Amendment No. 4 to Schedule TO filed January 30,2025)

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated: February 6, 2025	TRANSCONTINENTAL REALTY INVESTORS, INC.

	By:	/s/ Erik L. Johnson
President and Chief Executive Officer